Exhibit 99.1

RISE Education Announces Management Change

BEIJING, January 5, 2022 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU) today announced that Mr. Yiding Sun has decided to resign from his role as the Company’s director and vice chairman, and Mr. Yong Chen has decided to resign from his role as the Company’s independent director, in each case due to personal reasons.

Safe Harbor Statement

The Company’s press release may contain statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Investor Relations

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191